UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2010

OR

☐                                 TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                                 to

Commission file number 1-8962

The Pinnacle West Capital Corporation Savings Plan

(Full title of the plan)

Pinnacle West Capital Corporation

(Name of issuer)

400 North Fifth Street

P.O. Box 53999

Phoenix, Arizona 85072-3999

(Address of issuer’s principal executive office)

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

NOTE:  Supplemental schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
The Pinnacle West Capital Corporation Savings Plan
Phoenix, Arizona

We have audited the accompanying statements of net assets available for benefits of the Pinnacle West Capital Corporation Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona
June 27, 2011

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS:
Investments at fair value (Notes 2, 4, 5 and 6)	$893,980,053	$815,900,164
Receivables
Notes receivable from participants	26,078,004	24,575,606
Participant contributions	1,295,621	1,335,075
Employer contributions	463,747	463,042
Interest and other	676,497	693,005
Total receivables	28,513,869	27,066,728

Total assets	922,493,922	842,966,892

LIABILITIES:
Accrued administrative expenses	336,857	285,156

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	922,157,065	842,681,736

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT RESPONSIVE INVESTMENT CONTRACTS	(3,938,200)	(2,968,258)

NET ASSETS AVAILABLE FOR BENEFITS	$918,218,865	$839,713,478

See notes to financial statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2010

ADDITIONS:

Contributions (Note 1):
Employer	$17,418,708
Participants	50,924,722
Total contributions	68,343,430

Investment income (Note 2):
Dividend, interest, and other income	21,608,466
Net realized/unrealized appreciation in fair value of investments (Note 5)	70,551,084
Total investment income	92,159,550

Interest income on notes receivable from participants	1,395,795

Total additions	161,898,775

DEDUCTIONS:

Distributions to participants	81,906,370
Administrative expenses	1,487,018
Total deductions	83,393,388

INCREASE IN NET ASSETS	78,505,387

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	839,713,478
End of year	$918,218,865

See notes to financial statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.                                      DESCRIPTION OF THE PLAN

The following description of The Pinnacle West Capital Corporation Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Pinnacle West Capital Corporation (“Pinnacle West” or the “Company”).  The Plan is administered by a committee appointed by the Pinnacle West Board of Directors (the “Committee”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). State Street Bank and Trust Company (“Trustee”) serves as Trustee of the Plan.

State Street Global Advisors (SSgA) is the appointed investment manager under the Plan to (1) manage the liquidity of the Pinnacle West Stock Fund and (2) review and direct the Trustee on voting proxies received for the eight mutual funds held in the Plan. The Committee directs the Trustee on voting proxies received for shares of Pinnacle West common stock (except for those shares for which the Trustee receives participant directions).

Eligibility

Generally, as defined by the Plan, most active employees of Pinnacle West and its subsidiaries, including Arizona Public Service Company, APS Energy Services Company, Inc., El Dorado Investment Company, and the active salaried employees of SunCor Development Company (collectively, the “Employer”), are eligible to participate in (1) the pretax, Roth 401(k), and after-tax features of the Plan immediately upon employment or, if later, their attainment of age 18 and (2) the matching feature on the first day of the month following their attainment of age 18 and completion of six months of service.   The Plan provides credit for periods of employment with an affiliate of Pinnacle West as if the service was performed for the Employer.

Contributions

The Plan allows participants to contribute up to 50% of their base pay as pretax contributions, Roth 401(k) contributions or after-tax contributions, provided that in no event can the combined total contributions made by any participant in any year exceed 50% of their base pay, not to exceed the limits imposed by the Internal Revenue Code.  Eligible employees who do not affirmatively elect to participate or opt out of the Plan are automatically enrolled as soon as administratively possible after 60 days of employment.  Employees automatically enrolled contribute 3% of their base pay as pretax contributions.  The Plan also allows participants attaining the age of 50 before the end of the calendar year to make catch-up contributions in accordance with Section 414(v) of the Internal Revenue Code. The maximum allowable pretax contribution ($16,500 for 2010) and catch-up contribution ($5,500 for 2010) may increase in future years based on the cost of living index.  Participants may elect to set their pretax contributions to increase automatically on an annual basis based on the percent increase and effective date designated by the participant, up to the maximum limits permitted under the Plan and the Internal Revenue Code.

Employer contributions are fixed at 75% of the first 6% of base pay for combined pretax and/or Roth 401(k) participant contributions (excluding catch-up contributions) for all participants other than employees hired prior to January 1, 2003, or active salaried employees of SunCor Development Company hired prior to January 1, 2006, and who elected to not participate in the Retirement Account Balance feature of the Pinnacle West Capital Corporation Retirement Plan. All other participants receive an Employer match of 50% on the first 6% of base pay contributed, in combination, as pretax and/or Roth 401(k) participant contributions (excluding catch-up contributions).

Employer contributions are invested in the same investment funds as participants elect for their participant contributions.  Noncash contributions are recorded at fair value.

The Plan allows rollover contributions from other eligible retirement plans, including 401(k) or other qualified plans (including after-tax dollars), governmental 457(b) plans, Roth 401(k) accounts, 403(b) annuities (including after-tax dollars), or IRAs (excluding after-tax dollars), subject to certain criteria.

Participants may elect to receive dividends on Pinnacle West stock in their account in the form of cash.  If a participant does not elect to receive the dividend in the form of cash prior to the dividend payable date for that dividend, it is automatically reinvested in the Pinnacle West Stock Fund.

Participant Accounts

Individual accounts are maintained for each Plan participant.  Allocations of earnings and losses are based on participant account balances.  Each participant has separate accounts that are credited with the participant’s pretax, Roth 401(k), after-tax contributions, rollover contributions (if any), Roth 401(k) rollover contributions (if any), the Employer’s matching contributions, transfer account, and an allocation of Plan earnings.  Each participant’s account is charged with withdrawals, an allocation of Plan losses and explicit recordkeeping and administrative fees (See Note 2).  A dollar amount is deducted quarterly from each participant’s account for the explicit recordkeeping and administrative fees.  The benefit to which a participant is entitled is the portion of the participant’s account that has vested, as defined below.

Investment Choices

Participants direct their contributions into one or more of the following:  risk-based investment options that include Conservative, Moderate and Aggressive LifeStyle Funds; core investment options that include Fixed Income Fund, Intermediate Bond Fund, Large Cap Value Fund, S&P 500 Index Fund, Large Cap Growth Fund, Mid Cap Core Fund, Small Cap Core Fund and International Fund; and the Pinnacle West Stock Fund (collectively, the “Funds”).  Employer contributions are invested in the same investment funds as participants elect for their participant contributions.  The Plan provides that 1) in lieu of making their own investment elections, participants may choose to have an investment allocation set for them through the Plan’s personal asset manager program, which is a personalized mix of the Plan’s core investment options; 2) contributions by participants automatically enrolled are invested in the default fund which for approximately four to six weeks is the Conservative LifeStyle Fund and then, once established for them, the personal asset manager program; 3) participants may establish a self-directed brokerage account (SDA) to invest up to 90% of their vested account balance in permitted investments of the SDA (which excludes the Funds); and 4) participants may elect to have their investment mix of Funds automatically rebalanced according to their future investment elections on a quarterly, semiannual or annual basis.  The Plan permits all participants to transfer amounts in their Employer contributions account or Employer transfer account from the Pinnacle West Stock Fund to one or more of the other investment options available under the Plan.

Notes Receivable from Participants

Current and former participants may borrow money from their pretax contributions account, Roth 401(k) contributions account, vested Employer contributions account, rollover contributions account (if any), and Roth 401(k) rollover contributions account (if any).  Participants may not borrow against their Employer transfer account or their after-tax contributions account.

The minimum participant loan allowed is $1,000. The maximum participant loan allowed is 50% of the participant’s vested account balance, up to $50,000 reduced by the participant’s highest outstanding loan balance in the 12-month period ending on the day before the loan is made.  Only one loan per participant may be outstanding at any one time.  Loan terms are up to five years or up to 15 years for the purchase of the participant’s principal residence.  An administrative fee is charged to the participant’s account for each loan.  Participants with an outstanding loan may continue to make loan repayments upon termination of employment with the Employer, unless they receive a full distribution of their account balance.

The interest rate is determined at the time the loan is requested and is fixed for the life of the loan.  The interest rate shall be at least as great as the interest rate charged by the Trustee to its individual clients for an unsecured loan on the date the loan is made.  The Trustee currently charges interest at the prime interest rate plus one percent, determined as of the first business day of the month in which the loan is issued.  Interest rates for loans issued during 2010 ranged from 4.00% to 4.25%.  Interest rates for outstanding loans as of December 31, 2010 and 2009, ranged from 4.00% to 10.50%, respectively.

Loans are treated as an investment of the participant’s accounts.  To fund the loan, transfers are made from the participant’s investment funds on a pro-rata basis.  Amounts credited to a participant’s SDA are not available for a loan.  Loan repayments are invested in the participant’s investment funds based on the participant’s current investment election (or in the Conservative LifeStyle Fund or personal asset manager program, as applicable, if the participant does not have a current investment election in place).  Loan repayments, including interest, are generally made through irrevocable payroll deductions.  Loan repayments for former participants are made through the automated clearing house system.  Loans are secured by the participant’s account balance.

Vesting

Each participant is automatically fully vested in the participant’s pretax contributions account, Roth 401(k) contributions account, after-tax contributions account, rollover (if any) contributions account, Roth 401(k) rollover (if any) contribution accounts (consisting of the participant’s contributions and related income and appreciation or depreciation), Employer transfer account, and Employer contributions account (consisting of Employer contributions and related income and appreciation or depreciation).  Former participants who terminated employment prior to April 1, 2006, were fully vested in their Employer contributions account if their termination was due to death or disability or was after attaining age 65 or, if later, completing five years of participation in the Plan.  Otherwise, those former participants vested in graduated amounts with 100% vesting after five years of service, beginning with the employee’s credited vesting date.

Withdrawals and Distributions

A participant may at any time make a full or partial withdrawal of the balance in the participant’s after-tax contributions account, rollover contributions account (if any), and Roth 401(k) rollover contributions account (if any).  No withdrawals prior to termination of employment are permitted from a participant’s Employer transfer account.  No withdrawals prior to termination of employment are permitted from the participant’s pretax contributions account and Roth 401(k) contributions account, except under certain limited circumstances relating to financial hardship or after attaining age 59-1/2.  If an employee withdraws pretax or Roth 401(k) contributions due to financial hardship, the only earnings on pretax contributions that can be withdrawn are those credited prior to January 1, 1989, and no earnings on Roth 401(k) contributions can be withdrawn.  Participants who have participated in the Plan for five complete Plan years may withdraw the amount in their Employer contributions account.  Participants who are at least age 59-1/2 may withdraw any portion of their pretax contributions account, Roth 401(k) contributions account, rollover contributions account (if any), or Roth 401(k) rollover contributions account (if any) while employed with no restrictions on the reason for withdrawal, and penalties do not apply.  Amounts credited to a participant’s SDA are not available for a withdrawal until transferred back into the Funds.  When the participant’s employment with the Employer is terminated, the participant can elect to receive a full or partial distribution, as soon as administratively possible, of the vested portion of their Employer contributions account together with the participant’s contributions accounts and Employer transfer account.

Forfeitures

For participants who terminated employment prior to April 1, 2006, forfeitures of nonvested Employer contributions will occur upon the earlier of full distribution following termination of employment with the Employer or the end of the fifth calendar year following the calendar year in which the participant terminated employment.  If a former participant who received a distribution becomes re-employed prior to the end of the fifth calendar year following the calendar year in which the participant’s earlier termination of employment occurred, the forfeited Employer contributions will be restored to the participant’s Employer contribution account; however, the forfeiture is restored only if the participant repays the full amount previously distributed to them within five years of their date of re-employment or, if earlier, the last day of the fifth calendar year following the calendar year in which the distribution occurred.  As of December 31, 2010 and 2009, forfeited nonvested accounts were immaterial.  Forfeitures are used to reduce future Employer contributions to the Plan.  During the year ended December 31, 2010, Employer contributions were reduced by an immaterial amount due to forfeited nonvested accounts.

Termination of the Plan

It is the Company’s present expectation that the Plan and the payment of Employer contributions will be continued indefinitely.  However, continuance of any feature of the Plan is not assumed as a contractual obligation.  The Company, at its discretion, may terminate the Plan and distribute net assets, subject to the provisions set forth in ERISA and the Internal Revenue Code, or discontinue contributions.  In this event, the balance credited to the accounts of participants at the date of termination or discontinuance shall be fully vested and nonforfeitable.

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

New Accounting Standards

In September 2010, the Financial Accounting Standards Board (FASB) issued guidance clarifying the classification and measurement of participant loans by defined contribution pension plans. The guidance requires participant loans to be classified as notes receivable from participants and measured at their unpaid principal balance, plus any accrued but unpaid interest. Previously the loans were reported as investments at fair value.  The Plan adopted this guidance retrospectively as of December 31, 2010.  The adoption of this guidance was not significant as the unpaid principal balance plus accrued interest of loans to participants approximated fair value.  On the statements of net assets available for benefits for the year ended December 31, 2009 the Plan has reclassified participant loans of $24,575,606 from investments to notes receivables from participants. Net assets available for benefits of the Plan were not affected by the adoption of the guidance.

In May 2011, the FASB issued amended guidance to achieve common fair value measurement and disclosure requirements in GAAP and international financial reporting standards (IFRS).  The amended guidance clarifies how certain fair value measurement principles should be applied and requires enhanced fair value disclosures.  The guidance is effective prospectively for the Plan on January 1, 2012.  The Plan is currently evaluating this guidance and the impact, if any, it may have on the statements of net assets available for benefits and statements of changes in net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements are issued.

Risks and Uncertainties

The Plan utilizes various investment instruments, including mutual funds, common and collective trusts, stocks, bonds, and a fixed income fund.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, liquidity risk, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation

The Plan’s investments are stated at fair value.  Fair value is the price that would be received upon the sale of an asset or the amount paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 6 for fair value measurements and disclosures of the Plan’s investments.

In accordance with GAAP, fully benefit-responsive investment contracts held in the fixed income fund are included at fair value in the statements of net assets available for benefits, and an additional line item is presented representing the adjustments from fair value to contract value.  The statement of changes in net assets available for benefits is presented on a contract value basis. (See Note 4).

Income Recognition

Purchases and sales of securities are recorded as of the trade date.  Interest income is recorded on the accrual basis.  Dividend income is recorded as of the ex-dividend date.  Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees are reflected as a reduction of investment return for such investments.

Administrative Expenses

Participants pay explicit Plan recordkeeping and administrative fees, less any implicit fees paid to the recordkeeper through revenue-sharing arrangements with certain mutual funds and explicit administrative fees for loans.  Participants pay investment, sales, recordkeeping and administrative expenses charged by funds, which are deducted from income and reflected as a reduction of investment return for the fund, and redemption fees for certain funds when not held for the required period of investment.  Certain mutual funds have entered into revenue-sharing agreements to pay a portion of the mutual funds’ recordkeeping, administrative and/or sales fees to the Plan’s recordkeeper to largely offset recordkeeping and administrative fees for the Plan as a whole.  Pinnacle West pays the Pinnacle West Stock Fund management fee and the remaining Plan administrative expenses, such as legal expenses of the Plan.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits

Distributions to participants are recorded upon distribution.

3.                                      FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 18, 2007, that the Plan was designed in accordance with applicable requirements of the Internal Revenue Code.  The Company and the Plan’s management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code, and the Plan and related trust continue to be tax-exempt.  Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

In 2011, management identified an administrative error in which a small group of participants had accumulated total contributions more than contribution limits under IRC 415(c), which are the lesser of $49,000 or 100% of eligible compensation during the Plan Year.  The total contributions that exceeded the contribution limits are not material to the Plan financial statements.  For the IRC 415(c) error, the Company will direct corrective distributions which will be in accordance with the requirements of the Employee Plans Compliance Resolutions Systems, self-correction program.

4.                                      FIXED INCOME FUND

The Plan invests in conventional Guaranteed Investment Contracts (GICs) and Synthetic GICs, which are held in the Fixed Income Fund.  All GICs held by the Plan are considered fully benefit-responsive and are recorded at fair value and adjusted to contract value.

Synthetic GICs are comprised of both investment and contractual components. The investment component consists of securities or shares of units of a portfolio of fixed-income securities, referred to as the underlying investments.  This investment component is “wrapped” by contracts issued by third-party financial institutions.  These wrap contracts provide participants the ability for benefit withdrawals and investment exchanges at the full contract value of the Synthetic GICs (i.e., contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses) notwithstanding the actual market value of the underlying investments (i.e., fair value of security, plus accrued interest).  In this manner, wrap contracts are designed to smooth out the impact of normal market fluctuations associated with the performance of the underlying investments.  The wrapper contract provides that realized and unrealized gains and losses on the underlying investments are not reflected immediately in the net assets of the fund, but rather are amortized over the duration of the underlying assets through adjustment to the future crediting rate.

Wrap contract issuers place restrictions on minimum/maximum portfolio durations and on the minimum credit quality of the underlying investments.

Most of the investments underlying the Synthetic GICs have expected average lives, that is, they have a target maturity date that is subject to change depending on market conditions.  Should the expected average life of the investments shorten or extend, the crediting rate on the contract is normally reset to reflect the investments’ net yield to maturity.  If the underlying investments prepay prior to their expected maturity, the cash flows from the investments are typically reinvested in new investments.

GICs can be structured as nonparticipating, participating or a combination therein.  Conventional GICs issued by insurance companies are primarily nonparticipating wherein the contract holder does not participate in any gains and losses incurred due to performance of the underlying fixed-income portfolio relative to the book value at times of withdrawals.  Conversely, GICs, or wrap contracts, issued by insurance companies or banks, are primarily participating wherein the contract holder participates in gains and losses incurred due to the performance of the underlying fixed-income portfolio relative to book value at times of withdrawals.  Gains and losses are amortized through future crediting rate resets.  Participating structures are the most common structure utilized in the Fixed Income Fund.

GIC contracts are typically issued with a fixed crediting rate and a fixed maturity that does not change over the life of the contract.  Wrap contracts typically reset on a monthly or quarterly basis as negotiated with the wrap issuer and do not have a final stated maturity date.  The wrap contracts in the Fixed Income Fund are predominately reset on a monthly basis with a one-month look back for the portfolio statistics.  The investment contract issuer guarantees a minimum 0% crediting rate although a wrap does not absorb any loss for credit defaults in an underlying portfolio.

The gross crediting rate (CR) formula is negotiated in the wrap contract and is typically represented as follows:

CR = (MV/BV)^(1/D)*(1+YTM)-1 where:

•                                          MV = market value of the portfolio

•                                          BV = book value of the portfolio

•                                          D = weighted average duration of the portfolio

•                                          YTM = annualized dollar or duration weighted yield to maturity of the portfolio

The net crediting rate is equal to the gross crediting rate minus the wrap fee due to the contract issuer.  Crediting rates reflect the amortization of realized and unrealized gains and losses in the underlying portfolio over the duration of the portfolio and, in consequence, may not reflect the actual returns achieved in the portfolio.  From time to time, the crediting rate may be significantly greater or less than current market interest rates.

There are a number of factors that can influence future crediting rates.  Such factors may include, but are not limited to, portfolio cash flows, performance of the underlying fixed-income portfolio, current market interest rates for reinvestment, duration posture, credit downgrades, the unexpected receipt of principal and interest payments, extraordinary withdrawals, and certain wrap contract terms.

The average yield earned by the Fixed Income Fund for all fully benefit-responsive GICs for the year-ended December 31, 2010 was as follows:

Based on annualized earnings (1)	1.350%
Based on interest rate credited to participants (2)	2.322%

(1)  Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2)  Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

Market value events may limit the ability of the Fixed Income Fund to transact at contract value with the issuer.  Market value events are events or conditions, the occurrence of which are outside the normal operation of the Fixed Income Fund and lead to Fixed Income Fund disbursements that have or will have a material adverse affect on the operations of the Fixed Income Fund and a financial effect on the investment contract or wrap issuer’s interest hereunder.  Such events may include, but are not limited to, Plan amendments or changes, company mergers or consolidations, participant investment election changes, group terminations or layoffs, implementation of an early retirement program, termination or partial termination of the Plan, failure to meet certain tax qualifications, participant communication that is designed to influence participants not to invest in the Fixed Income Fund, transfers to competing options without meeting the equity wash provisions of the Fixed Income Fund, Plan sponsor withdrawals without the appropriate notice to the Fixed Income Fund’s investment manager and/or investment contract issuers, any changes in laws or regulations that would result in substantial withdrawals from the Plan, and default by the Plan sponsor in honoring its credit obligations, insolvency, or bankruptcy if such events could result in withdrawals.  Plan management believes that the occurrence of such events that would cause the Plan to transact at less than contract value is not probable.

In the normal course of business, such events or conditions would not limit the ability of the Fixed Income Fund to transact at contract value with participants in the Fixed Income Fund.  The Fixed Income Fund is managed to maintain a certain amount of liquidity to provide for the day-to-day liquidity needs of participants, as well as the occasional market value event.

In 2010 the Fixed Income Fund maintained an above average allocation to cash due to a limited ability to invest new cash flows into the Fund’s Synthetic GICs.  In 2010, many providers of Synthetic GICs, primarily banks and insurance companies, were unwilling to provide additional wrap capacity to fixed income funds.  As a result of the limited wrap capacity, the Fund’s cash weight exceeded 20% at the end of 2010.

An issuer can terminate an investment contract upon an event of default by the contract holder, investment manager, or Trustee if the issuer determines, in its reasonable discretion that such event has had, or is likely to have, a material adverse effect on the issuer’s interest with respect to the contract.  Such events may include, but are not limited to, management of the portfolio not in accordance with investment guidelines, breach of any material obligation under the wrap agreement, any representation or warranty made by the contract holder becomes untrue in any material way, replacement of the investment manager without prior consent of the issuer, the Plan is terminated or no longer meets the appropriate tax qualifications, or the wrap becomes a prohibited transaction within the meaning of Section 406 of ERISA.

5.                                      INVESTMENTS AND UNITS OF PARTICIPATION

In accordance with the provisions of the Plan, the Trustee maintains separate units of participation in the Plan and related net asset value per unit for each fund.  The number of units and the related value of the Plan’s assets as of December 31, 2010 and 2009 are as follows:

2010

Investment	Description	Number of Units	Value

Fixed Income Fund	Synthetic and Conventional GIC and Short Term Common and Collective Trust	12,333,880	$208,995,188	**
PIMCO Total Return Fund Inst.	Intermediate Bond Fund	6,837,430	74,114,358	*
Vanguard LifeStrategy Conservative Growth Fund	Conservative LifeStyle Fund	1,065,730	17,467,160
Vanguard LifeStrategy Moderate Growth Fund	Moderate LifeStyle Fund	1,386,863	27,133,850
Vanguard LifeStrategy Growth Fund	Aggressive LifeStyle Fund	1,429,063	31,581,035
SSgA S&P 500 Flagship Securities Lending Fund Cl A	S&P 500 Index Fund – Common and Collective Trust	3,191,346	140,883,793	*
T. Rowe Price Equity Income Fund	Large Cap Value Fund	1,481,357	35,078,184
SSgA Russell 1000 Growth Index Securities Lending Fund Cl A	Large Cap Growth Fund – Common and Collective Trust	5,565,426	60,812,961	*
AIM Mid Cap Core Equity Fund Cl I	Mid Cap Core Fund	812,745	19,621,035

BlackRock Value Opportunities Fund C1 I	Small Cap Core Fund	2,159,475	41,910,125
American FDS EuroPacific Growth Fund R5	International Fund	2,613,064	107,932,179	*
Pinnacle West Common Stock	Pinnacle West Stock Fund	10,275,247	106,046,845	*
Self-Directed Brokerage Account	Self-Directed Brokerage Account		22,403,340
Total investments at fair value			893,980,053
Adjustment from fair value to contract value for fully benefit- responsive investment contracts			(3,938,200)
Total investments at contract value			$890,041,853

2009

Investment	Description	Number of Units	Value

Fixed Income Fund	Synthetic and Conventional GIC and Short Term Common and Collective Trust	12,503,159	$205,502,572	**
PIMCO Total Return Fund Inst.	Intermediate Bond Fund	5,323,681	57,438,505	*
Vanguard LifeStrategy Conservative Growth Fund	Conservative LifeStyle Fund	1,003,122	15,160,349
Vanguard LifeStrategy Moderate Growth Fund	Moderate LifeStyle Fund	1,431,418	25,321,421
Vanguard LifeStrategy Growth Fund	Aggressive LifeStyle Fund	1,504,192	29,437,414
SSgA S&P 500 Flagship Securities Lending Fund Cl A	S&P 500 Index Fund – Common and Collective Trust	3,282,194	125,890,462	*
T. Rowe Price Equity Income Fund	Large Cap Value Fund	1,574,505	33,048,764
SSgA Russell 1000 Growth Index Securities Lending Fund Cl A	Large Cap Growth Fund-Common and and Collective Trust	5,245,972	49,202,508	*
AIM Mid Cap Core Equity Fund Cl I	Mid Cap Core Fund	861,491	18,728,785
BlackRock Value Opportunities Fund C1 I	Small Cap Core Fund	2,255,738	34,156,586
American FDS EuroPacific Growth Fund R5	International Fund	2,652,883	101,624,568	*
Pinnacle West Common Stock	Pinnacle West Stock Fund	11,363,784	104,058,285	*
Self-Directed Brokerage Account	Self-Directed Brokerage Account		16,329,945
Total investments at fair value			815,900,164
Adjustment from fair value to contract value for fully benefit- responsive investment contracts			(2,968,258)
Total investments at contract value			$812,931,906

*These investments represent 5% or more of the Plan’s net assets available for benefits.

**See supplemental schedule for 2010 underlying investments. For 2010, includes short-term investments of $53,105,067 which exceeds 5% of net assets available for benefits. For 2009, includes short-term investments of $43,594,305 which exceeds 5% of net assets available for benefits.

The Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value for the year ended December 31, 2010, as follows:

Common and Collective Trusts	$26,320,199
Mutual Funds	28,460,985
Pinnacle West Stock Fund	13,401,488
Self-Directed Brokerage Account	2,368,412
Net realized/unrealized appreciation in fair value of investments	$70,551,084

6.             FAIR VALUE MEASUREMENTS

The Plan applies fair value measurements to investments and provides disclosure of fair value according to a fair value hierarchy.  The hierarchy ranks the quality and reliability of the inputs used to determine fair values, which are then classified and disclosed in one of three categories.  The three levels of the fair value hierarchy are:

Level 1 — Quoted prices in active markets for identical assets or liabilities.  Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide information on an ongoing basis.

Level 2 — Quoted prices in active markets for similar assets or liabilities; quoted prices in markets that are not active; and model-derived valuations whose inputs are observable.

Level 3 — Model-derived valuations with unobservable inputs that are supported by little or no market activity.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.  The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs.  The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.  The Plan assesses whether a market is active by obtaining observable broker quotes, reviewing actual market transactions, and assessing the volume of transactions.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2010 and 2009.

Common and Collective Trusts: Valued and redeemable based on the trusts’ net asset value of units held by the Plan at year-end. Net asset value is based on the market prices of the underlying securities owned by the trusts. US equity trusts seek to replicate the movements of a specific index (either the S&P 500 or the Russell 1000 growth index).  The short term investment trust seeks to provide safety of principal, daily liquidity, and a competitive yield by investing in US Government securities.  Participant redemptions in the trusts do not require a notification period, and may occur on a daily basis.  The trusts have the ability to implement redemption safeguards which could limit the Plan’s ability to transact in the trusts; these safeguards had no effect on participant redemptions at year-end, and are not expected to impact the abilities of participants to transact in the trusts.

Mutual Funds:  Valued and redeemable at the quoted net asset value of shares held by the Plan at year-end.  The net asset value is based on the quoted price at the end of the day on the active market in which the individual funds are traded.

Synthetic GICs: Fair value equals the fair value of the underlying assets, plus the wrap contracts rebid value. The underlying assets consist of fixed-income securities that are valued at the closing price reported on the active market on which the securities are traded.  The rebid value of the wrapper is the difference between the contract fee and market-based fees over the duration of the wrapper agreement (See Note 4).

Conventional GICs: Valued at fair value by discounting the related cash flows based on the yields of the ‘A’ insurance curve and considering the creditworthiness of the issuer (See Note 4).

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Self-Directed Brokerage Account: Consists of common stocks, cash equivalents, and mutual funds, which are managed directly by participants.  Common stocks are valued at the closing price reported on the active market in which the individual security trades.  Cash equivalents are valued based on observable market prices.  Mutual funds are valued at the quoted net asset value of shares held at year-end.

The following table presents the fair value as of December 31, 2010 of the Plan’s investments that are measured at fair value on a recurring basis:

	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Balance as of December 31, 2010
Common and Collective Trusts
Short Term Investment Trusts	$—	$53,105,067	$53,105,067
US Equity Trusts	—	201,696,754	201,696,754
Mutual Funds
US Equity Funds	96,609,344	—	96,609,344
International Equity Funds	107,932,179	—	107,932,179
Asset Allocation Funds	76,182,045	—	76,182,045
Bond Funds	74,114,358	—	74,114,358
Synthetic GICs
US Government Fixed Inc	—	34,295,356	34,295,356
Corporate Fixed Income	—	47,599,292	47,599,292
Mortgage Backed Securities	—	50,750,386	50,750,386
Other	—	14,850,861	14,850,861
Conventional GICs	—	10,256,950	10,256,950
Pinnacle West Common Stock	104,184,121	—	104,184,121
Self-Directed Brokerage Account
Common Stocks	12,799,792	—	12,799,792
Cash and Other	9,603,548	—	9,603,548
Total	$481,425,387	$412,554,666	$893,980,053

The following table presents the fair value as of December 31, 2009 of the Plan’s investments that are measured at fair value on a recurring basis:

	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Balance as of December 31, 2009
Common and Collective Trusts
Short Term Investment Trusts	$—	$45,475,489	$45,475,489
US Equity Trusts	—	175,092,970	175,092,970
Mutual Funds
US Equity Funds	85,934,135	—	85,934,135
International Equity Funds	101,624,568	—	101,624,568
Asset Allocation Funds	69,919,184	—	69,919,184
Bond Funds	57,438,505	—	57,438,505
Synthetic GICs
US Government Fixed Inc	—	10,495,593	10,495,593
Corporate Fixed Income	—	46,473,697	46,473,697
Mortgage Backed Securities	—	79,418,760	79,418,760
Other	—	15,962,658	15,962,658
Conventional GICs	—	9,557,559	9,557,559
Pinnacle West Common Stock	102,177,101	—	102,177,101
Self-Directed Brokerage Account
Common Stocks	9,941,947	—	9,941,947
Cash and Other	6,387,998	—	6,387,998
Total	$433,423,438	$382,476,726	$815,900,164

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy during the year. The Plan had no investments valued using Level 3 inputs as of December 31, 2010 and 2009.

7.             EXEMPT RELATED-PARTY TRANSACTIONS

Certain Plan investments include shares of the State Street Government Securities Short Term Investment Fund, the SSgA S&P 500 Flagship Securities Lending Fund Class A and the SSgA Russell 1000 Growth Index Securities Lending Fund Class A that were managed by the Trustee.  These transactions qualified as exempt party-in-interest transactions.  In addition, certain Plan investments consist of Pinnacle West common stock.  These transactions qualified as exempt party-in-interest transactions.  As of December 31, 2010 and 2009, the Plan held 10,275,247 and 11,363,784 units, respectively, of common stock of Pinnacle West, the sponsoring employer (See Note 5).  During the year ended December 31, 2010, the Plan recorded dividend income from Pinnacle West common stock of $5,680,544.

8.             RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to Form 5500:

	2010	2009
Net Assets Available for Benefits per the financial statements	$918,218,865	$839,713,478
Adjustment from contract value to fair value for fully benefit-responsive contracts	3,938,200	2,968,258
Net Assets Available for Benefits per Form 5500	$922,157,065	$842,681,736

The following is a reconciliation of the Changes in Net Assets Available for Benefits per the financial statements to Form 5500 for the year ended December 31, 2010:

Increase in Net Assets Available for Benefits per the financial statements	$78,505,387
Adjustment from contract value to fair value for fully benefit-responsive stable value fund — December 31, 2010	3,938,200
Adjustment from contract value to fair value for fully benefit-responsive stable value fund — December 31, 2009	(2,968,258)
Increase in Net Assets Available for Benefits per Form 5500	$79,475,329

The following is a reconciliation of contributions per the financial statements to Form 5500 for the year ended December 31, 2010:

Total participant contributions per the financial statements	$50,924,722
Deduct participant contributions receivable — December 31, 2009	(1,335,075)
Add participant contributions receivable — December 31, 2010	1,295,621
Total participant contributions per the Form 5500	$50,885,268

Total employer contributions per the financial statements	$17,418,708
Deduct employer contributions receivable — December 31, 2009	(463,042)
Add employer contributions receivable — December 31, 2010	463,747
Total employer contributions per the Form 5500	$17,419,413

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

FORM 5500, SCHEDULE H: PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2010

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost	Current Value

Common and Collective Trusts

State Street Gov Sec ST Inv Fund*	Short-Term Investments***	**	$53,105,067
SSgA S&P 500 Flgshp Sec Lndg Ser Fund Cl A*	S&P 500 Index Fund	**	140,883,793
SSgA Russell 1000 Grwth Indx Sec Lndg Fund Cl A*	Large Cap Growth Fund	**	60,812,961
Total common and collective trusts			254,801,821

Mutual Funds
Vanguard LifeStrategy Conservative Growth Fund Inst	Conservative LifeStyle Fund	**	17,467,160
Vanguard LifeStrategy Moderate Growth Fund Inst	Moderate LifeStyle Fund	**	27,133,850
Vanguard LifeStrategy Growth Fund Inst	Aggressive LifeStyle Fund	**	31,581,035
Black Rock Value Opportunities Fund Cl I	Small Cap Core Fund	**	41,910,125
AIM Mid Cap Core Equity Fund Cl I	Mid Cap Core Fund	**	19,621,035
PIMCO Total Return Fund Inst	Intermediate Bond Fund	**	74,114,358
T. Rowe Price Equity Income Fund	Large Cap Value Fund	**	35,078,184
American FDS EuroPacific Growth Fund R5	International Fund	**	107,932,179
Total mutual funds			354,837,926

Synthetic GICs	Fixed Income Fund
Bank of America N.A. Wrap maturity date 5/25/17, yield 4.896%		**	146,662
AT&T Inc. 4.95% maturity date 1/15/13		**	1,607,805
BAC 3.125% maturity date 6/15/12		**	2,071,440
FGG11683 5.00% maturity date 02/01/20		**	326,744
FGG18195 5.50% maturity date 7/01/22		**	317,169
FHLMC 4.125% maturity date 9/27/13		**	2,167,260
FHR 2798 JP 4.50% maturity date 4/15/17		**	224,033
FHR 2828 YA 4.50% maturity date 4/15/17		**	226,834
FHR 2827 TD 5.00% maturity date 2/15/30		**	1,574,448
FHR 2934 MA 4.50% maturity date 2/15/18		**	460,234
FHR 3728 EA 3.50% maturity date 9/15/20		**	372,971
FHR 3087 NA 4.50% maturity date 8/15/31		**	373,497
FNR 2006-69 GC 5.00% maturity date 3/25/33		**	569,444
FNR 2003-15 CB 5.00% maturity date 3/25/18		**	1,615,011
FHR 3170 EC 5.00% maturity date 6/15/32		**	419,854
GMACC 2004-C3 A3 4.207% maturity date 12/10/41		**	300,135
GSK 4.85% maturity date 5/15/13		**	1,628,700
Hewlett-Pack Co. 4.5% maturity date 3/01/13		**	1,605,540
Oracle Corp. 4.95% maturity date 4/15/13		**	1,634,100
TIAAGL 144A 5.125% maturity date 10/10/12		**	1,605,450
USTN 1.375% maturity date 2/15/13		**	2,030,160
USTN 1.375% maturity date 3/15/13		**	928,368
WBCMT 2006-C29 A2 5.275% maturity date 11/15/48		**	1,529,041

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost	Current Value
AIG Financial Products Wrap maturity date 1/16/24, yield 5.156%		**	209,087
BACM 2005-1 A3 4.877% maturity date 11/10/42		**	546,858
BACM 2005-2 AAB 4.742% maturity date 7/10/43		**	1,028,704
BAC 7.40% maturity date 1/15/11		**	2,003,280
CCCIT 2004-A8 4.90% maturity date 12/12/16		**	1,656,490
FGG11751 5.00% maturity date 8/01/20		**	508,330
FGG12976 5.50% maturity date 3/01/21		**	1,027,075
FGG11810 5.50% maturity date 12/1/20		**	524,156
FHLB 3.625% maturity date 10/18/13		**	1,601,715
FN255891 5.00% maturity date 10/1/20		**	428,344
FNR 2003-75 NB 3.25% maturity date 8/25/18		**	124,258
FNR 2003-109 CX 4.00% maturity date 7/25/16		**	237,769
FHR 2808 YA 4.50% maturity date 2/15/17		**	190,100
FHR 3178 A 6.00% maturity date 12/15/28		**	700,132
FHR 3262 ME 5.50% maturity date 1/15/27		**	491,421
FNMA 961978 4.50% maturity date 3/01/23		**	750,491
HSBC 5.25% maturity date 1/14/11		**	1,501,515
HON 4.25% maturity date 03/01/13		**	1,604,235
JNJ 5.15% maturity date 8/15/12		**	1,608,825
LLY 5.20% maturity date 3/15/17		**	2,216,880

UBS A.G. Wrap maturity date 09/16/19, yield 4.767%			19,563
FGG11678 4.50% maturity date 4/01/20		**	351,958
FN677680 4.50% maturity date 2/01/18		**	175,054
FHR 2611 KC 3.50% maturity date 1/15/17		**	105,012
FNMA 1.375% maturity date 4/28/11		**	527,016
FNR 2005-121 AJ 4.50% maturity date 7/25/32		**	875,700
FHR 3048 QA 5.00% maturity date 3/15/24		**	637,410
FNCI 4.50% Pool 683124 maturity date 2/01/18		**	458,461
FN695871 4.50% maturity date 4/01/18		**	260,708
FORDO 2007-B A4A 5.240% maturity date 7/15/12		**	509,608
PERF 2005-1 A4 4.370% maturity date 6/25/14		**	1,211,258
WBCMT 2005-C17 A2 4.782% maturity date 3/15/42		**	572,420
WFC 5.25% maturity date 10/23/12		**	964,872

Monumental Life Insurance Co. Wrap maturity date 1/15/20, Yield 4.937%			277,806
BF 2.50% maturity date 1/15/16		**	297,111
CARAT 2008-1 A4 4.460% maturity date 7/15/14		**	1,555,102
CAT 1.550% maturity date 12/20/13		**	250,238
CHAIT 2005-A7 A7 4.550% maturity date 3/15/13		**	1,001,586
CHAIT 2007-A17 A 5.120% maturity date 10/15/14		**	1,073,983
C 5.125% maturity date 2/14/11		**	2,009,820
C 2.875% FDIC maturity date 12/09/11		**	2,046,160
COP 5.50% maturity date 4/15/13		**	1,096,510
John Deere Cap DE 1.875% maturity date 6/17/13		**	607,044
Dupont EI Nemour 5% maturity date 7/15/13		**	820,328
FGG18056 5.00% maturity date 6/01/20		**	315,367
FGG18320 4.00% maturity date 8/01/24		**	815,245

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost	Current Value

FGB11935 4.50% maturity date 1/01/19		**	624,859
FHLMC 4.625% maturity date 10/25/12		**	4,769,599
FHR 2664 GA 4.50% maturity date 1/15/18		**	182,429
FHR 3095 GB 5.00% maturity date 4/15/24		**	338,506
FHR 3627 QG 4.00% maturity date 7/15/23		**	644,857
FNMA 3.625% maturity date 2/12/13		**	2,120,440
FNR 2010-38 AC 4.00% maturity date 5/25/24		**	850,538
FN AC6804 4.00% maturity date 1/01/25		**	897,128
GSMS 2006-GG6 A2 5.506% maturity date 4/10/38		**	1,775,981
JPM 5.375% maturity date 1/15/14		**	2,175,900
JPMCC 2003-ML1A A2 4.767% maturity date 3/12/39		**	1,889,409
MLCFC 2006-1 A2 5.439% maturity date 2/12/39		**	686,176
MSFT 1.625% maturity date 9/25/15		**	185,294
OXY 2.500% maturity date 2/01/16		**	498,585
PG 1.800% maturity date 11/15/15		**	784,288
TAOT 2010-A A3 1.270% maturity date 12/16/13		**	312,131
TAOT 2010-A A4 1.860 % maturity date 5/16/16		**	700,077
USB 1.375% maturity date 9/13/13		**	234,887
USTN 1.125% maturity date 6/15/13		**	932,585
USTN 1.000% maturity date 7/15/13		**	1,004,920
USTN 1.875% maturity date 8/31/17		**	8,305,107
USTN 1.875% maturity date 9/30/17		**	5,332,712
WBCMT 2006-C25 A2 5.684% maturity date 5/15/43		**	399,565
WMT 1.5% maturity date 10/25/15		**	431,033
WOART 2008-A A4A 4.740% maturity date 10/15/13		**	1,456,918

JP Morgan Bank Wrap maturity date 2/16/21, yield 4.897%		**	144,847
AXP 4.875% maturity date 7/15/13		**	2,138,000
EIB 2.00% maturity date 2/10/12		**	2,132,382
FGG13156 5.00% maturity date 5/01/23		**	742,617
FGG11850 5.50% maturity date 7/01/20		**	353,192
FGG11678 4.50% maturity date 4/01/20		**	527,937
FNR 2003-125 AM 4.00% maturity date 2/25/17		**	156,803
FNR 2003-109 CJ 4.00% maturity date 7/25/16		**	79,433
FHR 2685 DQ 4.50% maturity date 11/15/22		**	556,793
FHR 2685 MX 4.00% maturity date 7/15/16		**	349,415
FHR 2713 G 4.00% maturity date 8/15/16		**	240,196
FHR 2901 CA 4.50% maturity date 11/15/19		**	509,176
FHR 3002 YD 4.50% maturity date 7/15/25		**	706,601
FHR 3152 LA 6.00% maturity date 11/15/25		**	678,895
FNR 2007-27 MQ 5.50% maturity date 4/25/27		**	865,954
FHR 3347 PB 5.00% maturity date 11/15/30		**	1,555,773
FNMA Pool #254458 5% 8-1-1 5.00% maturity date 8/01/17		**	379,892
FNMA 3.875% maturity date 7/12/13		**	1,610,940
FN695896 4.50% maturity date 5/01/18		**	252,506
FN 889255 5.00% maturity date 3/01/23		**	640,005
GE 2.20% maturity date 6/08/12		**	715,673
GNR 2002-15 PG 5.50% maturity date 11/20/31		**	29,704
JPM 2.125% FDIC GTD TLGP maturity date 6/22/12		**	1,226,796

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost	Current Value
MET 5.75% 144A 5.75% maturity date 7/25/11		**	1,025,710
MS 2.0% FDIC GTD TLGP maturity date 9/22/11		**	961,514
RAMP 2004-RS10 AI4 4.570% maturity date 11/25/32		**	91,117
State Street B&T 1.85% maturity date 3/15/11		**	1,605,184
USAOT 2008-1 A4 4.500% maturity date 10/15/13		**	1,396,876
WOART 2008-B A4 5.580% maturity date 4/15/14		**	1,438,139

Rabobank Nederland N.V. Wrap maturity date 1/25/23, yield 4.695%		**	98,575
BK 4.95% MTN maturity date 11/01/12		**	1,609,410
BSCMS 2006-TOP24 A2 5.478% maturity date 10/12/41		**	1,528,003
FGB13150 4.00% maturity date 3/01/19		**	618,958
FN254486 5.00% maturity date 9/01/17		**	231,464
FNR 2003-14 AN 3.50% maturity date 3/25/33		**	333,790
FNR 2003-57 NB 3.00% maturity date 6/25/18		**	222,874
FNR 2005-85 AJ 4.50% maturity date 2/25/24		**	576,580
FHR 2950 AB 4.50% maturity date 2/15/24		**	347,377
FNR 2007-43 MA 5.50% maturity date 5/25/27		**	845,962
FN768658 4.50% maturity date 2/01/19		**	298,197
FN 900999 5.50% maturity date 9/01/21		**	411,946
FN 933488 5.0% maturity date 3/01/23		**	796,019
GE 4.875% maturity date 3/04/15		**	1,600,635
LBUBS 2005-C5 A-2 4.885% maturity date 9/15/30		**	904,695
LBUBS 2002-C7 A-3 4.659% maturity date 12/15/26		**	882,979
LBUBS 2003-C5 A3 4.254% maturity date 7/15/27		**	465,884
MSDWC 2003-TOP9 A1 3.980% maturity date 11/13/36		**	30,536
USTN 3.125% maturity date 8/31/13		**	1,591,290
WB 5.35% maturity date 3/15/11		**	2,019,140

NATIXIS Wraps maturity date 4/15/25, yield 5.144%		**	28,395
CHAIT 2008-A4 4.650% maturity date 3/15/15		**	1,613,752
FGE91523 4.50% maturity date 9/01/17		**	551,662
FGG12809 5.50% maturity date 9/01/22		**	496,184
FGG12996 5.00% maturity date 2/01/23		**	563,957
FNR 2003-112 AB 4.00% maturity date 6/25/16		**	129,370
FHR 2770 QA 4.00% maturity date 7/15/18		**	447,701
FHR 2849 AL 5.00% maturity date 5/15/18		**	300,216
FHR 3211 MH 5.00% maturity date 9/15/26		**	919,299
FN920197 5.50% maturity date 12/01/21		**	798,134
FN AD0348 4.00% maturity date 11/01/24		**	800,704
FNMA 1.75% maturity date 5/7/13		**	949,846
GMACC 2003-C3 A3 4.646% maturity date 4/10/40		**	205,135
IBM 5.05% maturity date 10/22/12		**	1,075,010
JPMCC 2005-CB11 A4 5.335% maturity date 8/12/37		**	602,918
USTN 1% maturity date 4/30/12		**	423,399
Total synthetic GICs			147,495,895

Conventional GICs	Fixed Income Fund
New York Life Insurance Company maturity date 10/31/13 yield 3.99%		**	10,256,950

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost	Current Value
Other Investments
Pinnacle West Common Stock*	Pinnacle West Stock Fund	**	104,184,121
Self-Directed Brokerage Account	Self-Directed Brokerage Account	**	22,403,340
Various participants****	Participant loans		26,078,004
Total other investments			152,665,465

Total Assets Held for Investment Purposes			$920,058,057

*Related party

**Cost information not provided, as investments are participant directed.

***Short-Term Investments represent $51,242,343 from the Fixed Income Fund and $1,862,724 from the Pinnacle West Stock Fund.

****Interest rates for participant loans as of December 31, 2010, ranged from 4.00% to 10.5% with maturity dates ranging from 2011 to 2026.

Exhibits Filed

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PINNACLE WEST CAPITAL
CORPORATION SAVINGS PLAN

Date:	June 27, 2011	By	/s/	Lori Sundberg
Lori Sundberg
Chairman of the Administrative Committee
and Senior Vice President, Human Resources and Ethics
Arizona Public Service Company